

July 11, 2013

Via E-Mail
James J. Bottiglieri
Chief Financial Officer
Compass Diversified Holdings
Sixty One Wilton Road, Second Floor
Westport, Connecticut 06880

>   **Re: Compass Diversified Holdings**
>   **Form 10-K for the year ended December 31, 2012**
>   **Filed March 6, 2013**
>   **Form 10-Q for the quarter ended March 31, 2013**
>   **Filed May 7, 2013**
>   **File No. 001-34927**

Dear Mr. Bottiglieri:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 93

Liquidity and Capital Resources, page 121

1. Please revise your liquidity section, including your cash flow analysis, to cover the three-year period in your financial statements. You should consider using year-to-year comparisons or any other formats that in your judgment enhance a reader's understanding. Please confirm your understanding of this matter and that you will revise

your liquidity discussion, accordingly. Refer to Instruction 1 to Item 303(A) of Regulation S-K.

Quantitative and Qualitative Disclosures about Market Risk, page 135

2. We note from your disclosure that approximately $200 million of the $252.5 million Term Loan Facility outstanding at December 31, 2012 is hedged with an interest rate cap, and the remainder of $52.5 million appears to be exposed to fluctuations in variable interest rates. In this regard, please revise your disclosure to comply with Item 305 of Regulation S-K and present your interest rate risk in accordance with one of the three alternatives of Item 305(a)(i)(A)(1) of Regulation S-K.

Financial Statements, page F-1

Consolidated Statements of Stockholders' Equity, page F-8

3. Please explain to us and revise your notes to the financial statements to include the nature, facts, and circumstances surrounding the redemption of noncontrolling interest holders of $(3,412) and $(4,032) during the years ended December 31, 2012 and 2011, respectively.

Consolidated Statements of Cash Flows, page F-9

4. Refer to the caption Purchase of noncontrolling interest of $(15,423) under cash flows from investing activities for fiscal 2012. Please tell us and revise your notes to the financial statements to disclose the nature, facts, and circumstances surrounding the purchase of noncontrolling interest. As part of your response, please tell us the subsidiary to which this relates; the amount, if any, of the difference between the fair value of the consideration received or paid and recognized in equity pursuant to ASC 810-10-45-23; and where such amounts have been recorded within your statements of stockholders' equity.

5. Refer to the caption Net proceeds provided by noncontrolling shareholders of $12,061 under cash flows from financing activities for fiscal 2012. Please explain to us the nature of such amount and reconcile to the disclosures in Note C relating to proceeds received from noncontrolling shareholders of Arnold and CamelBak and to the amounts presented in the statements of stockholders' equity as we were unable to do so.

Notes to Consolidated Financial Statements, page F-10

Note F – Commitments and Contingencies, page F-24

6. We note that certain of your leases are subject to escalation clauses and renewal periods. Please tell us, and revise to disclose how you account for such increases in accordance with ASC 840-20-25.

Note I – Debt, page F-30

Covenants, page F-31

7. We note that your debt facilities are subject to certain financial covenants. Please revise Note I to disclose whether you are in compliance with such covenants at your most recent balance sheet date.

Note P – Related Party Transactions, page F-39

8. We note that the term loans with Advanced Circuits and Fox during 2012 were amended to provide for, among other provisions, additional borrowings that permit the proceeds to fund cash distributions to you and the non-controlling shareholders of these entities. Please tell us and revise your disclosure to explain why it appears you are providing loans to your subsidiaries for purposes of distributing the cash proceeds back to you. Also, tell us whether you incurred additional debt obligations in order to fund the loans to Advanced Circuits and Fox.

Fox, page F-41

9. Please reconcile for us the amounts included in the table on page F-42 to the amounts presented in the statements of shareholders' equity for the distribution to noncontrolling shareholders related to the Fox recapitalization stockholders' equity which were allocated between Holdings of $(8,544) and noncontrolling interest of $(6,555). As part of your response, please explain in greater detail how the recapitalization was accounted for within your financial statements and how you determined the amounts to allocate between the shareholders' equity of Holdings and noncontrolling interest as it is unclear from your current disclosures in the notes how such amounts were derived.

Form 10-Q for the quarter ended March 31, 2013

Item 4. – Controls and Procedures, page 44

10. Please revise to disclose whether there were any changes to your internal controls over financial reporting during the quarter ended March 31, 2013 that have materially affected

or are reasonably likely to materially affect your internal controls over financial reporting. Refer to Item 4 of Form 10-Q and Item 308(c) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief